Exhibit 99.2

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of February 11, 2025 (this "Agreement"), by and between Deep Track Capital, LP ("Deep Track") and [●] ("Nominee").

WHEREAS, Deep Track has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the "Slate") of Deep Track or an affiliate of Deep Track for election to the Board of Directors (the "Board of Directors") of Dynavax Technologies Corporation, a Delaware corporation (the "Company"), at the 2025 annual meeting of stockholders of the Company (including any adjournments or postponements thereof) (the "Annual Meeting") and (ii) named as such in Deep Track's proxy solicitation materials related to the Annual Meeting;

WHEREAS, Deep Track may solicit proxies from the stockholders of the Company in support of Nominee's election as a director of the Company at the Annual Meeting (the "Solicitation"); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting or appointed to the Board of Directors by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Deep Track that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

"Claim" means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Deep Track, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

"Expenses" means all reasonable documented out-of-pocket attorneys' fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred directly and solely in connection with the Solicitation or matters related to the Solicitation, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable documented out-of-pocket costs and expenses Nominee incurred directly in connection with seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Deep Track, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Deep Track) that Nominee's actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Deep Track or bad faith, or (iii) a material misstatement in, or omission of, any information provided by Nominee in connection with the Solicitation, and in each case, to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Indemnifiable Event" means any event or occurrence directly arising out of, or any action taken or omitted to be taken directly and solely in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Deep Track, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Deep Track) that Nominee's actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Deep Track or bad faith, or (iii) a material misstatement or omission of any information provided by Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Loss or Losses" means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Deep Track, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Deep Track) that Nominee's actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Deep Track or bad faith, or (iii) a material misstatement or omission of any information provided by Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2.   Agreement to be Named and Serve; Consideration.

(a) Nominee hereby agrees, should Deep Track so elect, to (i) be a nominee for election to the Board of Directors at the Annual Meeting, and not withdraw from such nomination prior to the Annual Meeting, (ii) be named as such in the Solicitation materials filed by Deep Track or one of Deep Track's affiliates in respect of the Annual Meeting, (iii) serve as a director of the Company if (A) so elected at the Annual Meeting or (B) appointed to the Board of Directors by other means, (iv) devote the time and energy necessary to participate in the Solicitation as requested by Deep Track, subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule, by Nominee making sufficient time available to attend and participate in meetings with, interviews with and presentations to stockholders, analysts, fund managers, representatives of nominee holders, proxy advisory firms, members of the media, and other persons Deep Track may reasonably request in connection with the Solicitation, the election of the Slate or any stockholder resolutions Deep Track may determine to bring before the Company's stockholders in connection with the Solicitation, (v) (A) not consent to being nominated to stand for election to the Board of Directors by the Company or any other stockholder of the Company (other than the undersigned) and (B) not serve as a director of the Company in connection with any appointment by the Company, the Board of Directors, or any case of subparts (A) and (B) of this clause (v) without prior approval of the undersigned, and (vi) subject to Section 4 below, reasonably cooperate with Deep Track in connection with any litigation, investigation or other proceeding arising out of or related to the Solicitation, including the nomination of the Slate, and subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule, to be reasonably available to respond to and participate as reasonably necessary in any such litigation, investigation or other proceeding.

(b) Deep Track will pay Nominee (x) $10,000 within five (5) business days after the mutual execution of this Agreement, and, (y) if Nominee serves on the Slate and does not withdraw, Deep Track will pay Nominee $20,000 upon the earlier to occur of (i) Nominee's election to the Board of Directors by the Company's stockholders, (ii) Nominee's appointment to the Board of Directors pursuant to an agreement between the Company and Deep Track, (iii) Nominee not being elected as a director of the Company following the conclusion of a Solicitation in which Deep Track nominated (and did not withdraw) Nominee for election to the Company's Board of Directors, or (iv) Deep Track's decision to withdraw Nominee's nomination subsequent to Deep Track's submission of a nomination notice to the Company nominating Nominee as a member of the Slate. Nominee understands and agrees that such compensation shall not be paid by Deep Track or owed to Nominee if this Agreement is terminated by Deep Track for Cause. "Cause" shall mean (A) fraud or willful misconduct by Nominee, (B) a material violation by Nominee of applicable law through actions not instructed or authorized by Deep Track, (C) Nominee's refusal to supply completed Questionnaires (as defined below), or (D) Nominee's refusal to serve as a nominee for election to the Board of Directors or as a member of the Board of Directors. Except as set forth herein, the parties hereto agree that Nominee shall not be entitled to receive any cash or other consideration from Deep Track in respect of Nominee's agreements contained herein, whether or not Nominee is elected to the Board of Directors.

3. Questionnaires; Disclosure of Information. Nominee hereby agrees (a) to promptly complete, sign, and return (i) one or more questionnaires, including a questionnaire form requesting information relating to Nominee's background and qualifications, including those that may be provided by Deep Track (collectively, the "Questionnaires") and (ii) the written consent (the "Written Consent") and any other documents that may be required to be completed and delivered to the Company in order to be eligible to be a nominee for election to the Board of Directors and to serve as a director if elected, pursuant to the Company's Amended and Restated Bylaws, (b) that Nominee's responses in the Questionnaires and Nominee's representations in any form provided by the Company or in the Written Consent will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true, correct and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, Nominee's nomination to the Board of Directors, or the Solicitation under (i) the Company's governing documents or nomination or other director requirements, or (ii) pursuant to the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by Deep Track, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify Deep Track of any changes or updates to any information provided by Nominee to Deep Track pursuant to this Section 3. Nominee further acknowledges and agrees

that Deep Track may forward the Questionnaires and the Written Consent to the Company, as applicable, and both Deep Track and the Company may at any time, in their respective discretion, publicly disclose such information, as well as the existence and contents of this Agreement and any information that Nominee provides pursuant to this Agreement. Furthermore, Nominee acknowledges and agrees that Deep Track may elect, at its expense, to conduct a background and reference check of Nominee and Nominee further agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.

4.   Indemnification.

(a) In the event Nominee was, is or becomes a party to, or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Deep Track or a designee thereof, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that, except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than thirty (30) days after written request is made to Deep Track accompanied by reasonable supporting documentation).

Nominee shall give Deep Track prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee's possession) as soon as Nominee becomes aware of any such Claim.

(b) In the case of the commencement of any Claim against Nominee in respect of which Nominee may seek indemnification from Deep Track hereunder, Deep Track will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim. In addition, Deep Track shall have, in its sole discretion, the right to assume control of the defense of such Claim with counsel chosen by Deep Track. To the extent that Deep Track may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Deep Track hereunder, Deep Track shall provide Nominee with written notice of Deep Track's election to assume the defense of such Claim. From and after such election by Deep Track to assume defense of a Claim, Deep Track will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If, in any action for which indemnity may be sought hereunder, Deep Track shall not have timely assumed the defense thereof or Nominee shall have been advised by Nominee's independent counsel that it would constitute a conflict of interest for the same counsel to represent both Nominee and Deep Track in such action, or if Nominee has been advised by independent counsel that Nominee has separate or additional defenses than those available to Deep Track with regard to such action, Nominee shall have the right to employ Nominee's own counsel reasonably satisfactory to Deep Track in such action, in which event Deep Track shall pay directly or reimburse Nominee for any reasonable documented costs, out-of-pocket legal fees and expenses not paid directly and incurred by Nominee in connection with the defense thereof; provided, however, that Deep Track shall be obligated to pay for only one firm to serve as counsel for all of Deep Track's nominees for election to the Board of Directors unless Nominee has been informed by independent counsel that there are conflicts of interest or additional defenses for Nominee relative to the other nominees. Nominee shall not settle any action, and Nominee shall not be responsible for any settlement of any claim against Nominee covered by this Agreement, without the prior written consent of Deep Track, which consent shall not be unreasonably delayed or withheld. Deep Track shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee's prior written consent (which consent shall not be unreasonably conditioned, delayed or withheld).

(c) Nominee's right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by Deep Track or a designee thereof any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to Deep Track or a designee thereof by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses. The indemnification and reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named by Deep Track or an affiliate thereof as a member of the Slate.

(d) Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations under this Agreement will not apply to any event or occurrence that takes place (i) prior to the date hereof, (ii) subsequent to the conclusion of the Solicitation or at such earlier time as Nominee is no longer a member of the Slate, or (iii) relating to or directly or indirectly arising out of Nominee's service as a director of the Company.

5.   Trading of Securities. With respect to the purchase, sale or disposition of the securities of the Company, prior to the termination of this Agreement, and in accordance with its terms, (a) Nominee agrees to consult with Deep Track regarding such purchases, sales or dispositions of any securities of the Company and to provide Deep Track with any information that Deep Track requests following such purchases or sales so that Deep Track may comply with any applicable disclosure or other obligations which may result from such purchases, sales or dispositions and (b) Deep Track, or one of its affiliates, shall prepare and complete any required disclosures, including all regulatory filings related thereto, at no cost to Nominee. Notwithstanding anything to the contrary in this Agreement or any other agreement existing as of the date hereof, upon Nominee's election or appointment to the Board of Directors, as applicable, (x) Nominee shall be under no obligation to consult with or obtain Deep Track's consent or the consent of any of Deep Track's affiliates regarding any purchases or sales of securities of the Company and (y) Deep Track and its affiliates shall not be required to prepare or complete any disclosures, including any regulatory filings, regarding any purchases or sales of securities of the Company by Nominee. Subject to the restrictions on, and obligations of, Nominee under this Section 5, none of the restrictions set forth in this Agreement shall be interpreted to restrict Nominee from trading for Nominee's own account in the securities of any issuer.

6. Publicity. From and after the date hereof until the date on which Nominee is elected or appointed to serve as a director of the Company, Nominee shall coordinate with Deep Track with respect to Nominee's public disclosures regarding the Solicitation, Deep Track, and/or the Company, including press releases, public or private announcements, communications and statements or disclosures to the media or third parties concerning this Agreement, the Solicitation or any of the matters contemplated hereby, by promptly notifying Deep Track in writing with respect to any planned media or other engagements or oral or written statements or communications and coordinating in advance with Deep Track, and following Deep Track's direction in connection therewith, on the text, if any, or content of such disclosures, statements, communications, oral or written, or topics to be discussed in connection with such engagements or oral or written statements or communications. Nominee also agrees to consult with Deep Track prior to taking any actions that are likely to interfere with Nominee's obligations hereunder and follow Deep Track's direction in connection therewith or that are likely to result in an adverse recommendation from Institutional Shareholder Services, Inc. or Glass, Lewis & Co.

7. No Agency. Each of Deep Track and Nominee acknowledge that Nominee is not acting as an agent of Deep Track or in a fiduciary capacity with respect to Deep Track and that Nominee is not assuming any duties or obligations to Deep Track other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency and nothing contained herein shall entitle Nominee to any compensation from Deep Track. Each of Deep Track and Nominee further acknowledge that, should Nominee be elected or otherwise appointed, to the Board of Directors, Nominee will be acting as a director of the Company, on behalf of the Company and all of its stockholders, independent of and not controlled by Deep Track, and all of Nominee's activities and decisions as a director of the Company will be governed by applicable law and subject at all times to Nominee's fiduciary duties to the Company and its stockholders. Nothing in this Agreement is intended to or shall govern or restrict Nominee's decisions or conduct as a director of the Company, which such decisions and conduct shall be based on Nominee's independent business judgment and honest belief as to the best interests of the Company and its stockholders. Each of Deep Track and Nominee further acknowledge that there is no agreement between or among Deep Track and Nominee that governs the decisions which Nominee will make, or actions that Nominee will take, while serving as a director of the Company regarding the voting or holding of any securities of the Company.

8. Amendment; Waiver; Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in a writing signed by the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. The parties may not waive or vary any right hereunder except by an express written waiver or variation. Any failure to exercise any rights hereunder, or any delay in exercising any such rights, or any partial or defective exercise of any such rights, shall not operate as a waiver or variation of that or any other such right. The waiver by one party of any breach of this Agreement by another party shall not be deemed a waiver of any other prior or subsequent breach of this Agreement.

9.   Subrogation. In the event of payment under this Agreement, Deep Track will be subrogated to the extent of such payment to all of Nominee's rights of recovery, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Deep Track effectively to bring suit to enforce such rights.

10.   No Duplication of Payments. Deep Track shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder. In addition, Nominee shall be required to reimburse Deep Track for any indemnification payments made to Nominee by Deep Track for any Losses to the extent that Nominee subsequently receives payment of such amounts from another source.

11.   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, email or similar writing) and shall be given to such party,

if to Deep Track, to:

Deep Track Capital, LP
200 Greenwich Avenue, 3rd Floor
Greenwich, CT 06830
Attention: David Kroin
Telephone: (203) 409-0810
Email: dkroin@deeptrackcapital.com

with a copy to (which copy shall not constitute notice hereunder):

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Richard M. Brand
                     Michelle B. Rutta
Telephone: (212) 763-1818; (212) 819-7864
Facsimile: (212) 354-8113
Email: Richard.Brand@whitecase.com; Michelle.Rutta@whitecase.com

if to Nominee, to:

[●]
[●]
[●]
Telephone: [●]
Email: [●]

or such other address, email address or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 11. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 11.

12.   Termination. This Agreement shall automatically terminate on the earlier to occur of (a) the termination of the Solicitation by Deep Track, (b) Nominee's election or appointment to the Board of Directors, (c) the conclusion of the Annual Meeting, or (d) Deep Track's election to not include Nominee as part of the Slate; provided, that Deep Track may terminate this Agreement at any time upon written notice to Nominee; provided, further, that Deep Track's obligations with respect to advancement, reimbursement and indemnification hereunder and Nominee's obligations with respect to non-disclosure, advancement, reimbursement and indemnification hereunder shall each remain in full force and effect and survive the termination of this Agreement; provided, further, that if this Agreement is terminated by Deep Track for Cause, Deep Track's obligations with respect to indemnification will be terminated conterminously.

13.   Nominee Acknowledgement. Notwithstanding anything else in this Agreement, Nominee acknowledges that Deep Track is and will be under no obligation to nominate Nominee for election to the Board of Directors. Nominee acknowledges that Deep Track will rely upon information provided by Nominee for purposes of preparing regulatory filings, submissions to the Company, Solicitation materials and other public disclosures.

14.   Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 11, such service to become effective ten (10) days after such mailing.

15.   Execution by Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by facsimile or PDF.

16.   Expense Reimbursement. Deep Track hereby agrees to reimburse Nominee for Nominee's reasonable, documented, out-of-pocket expenses incurred as a result of being a member of the Slate, including, without limitation, reimbursement for reasonable, documented, out-of-pocket travel expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that Nominee needs to retain legal counsel to represent Nominee in connection with being a member of the Slate (other than in connection with a claim for indemnification, which is addressed in Section 4) Nominee will employ counsel selected by Deep Track and reasonably satisfactory to Nominee. Should Nominee be elected or otherwise appointed to the Board of Directors, other than as expressly set forth herein, Deep Track will not

be liable for any expenses or any other liabilities incurred by Nominee during the period following election or appointment to the Board of Directors.

17.   Non-Disclosure. Nominee acknowledges and agrees to hold in strict confidence and will neither use nor disclose to third parties, information Nominee receives from Deep Track or any of Deep Track's affiliates or any of their respective employees, partners, consultants, agents or counsel (collectively, "Representatives") or information developed by Nominee based upon such information, including without limitation all information relating to the Solicitation which is non-public, confidential or proprietary in nature, except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Nominee, (b) information which Nominee learns from a third party (other than Deep Track or its Representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Deep Track or any of Deep Track's respective Representatives, (c) following Nominee's election or appointment as a director of the Company, information which is necessary for Nominee to disclose in order to comply with Nominee's fiduciary duties under applicable law, or (d) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (d), Nominee hereby agrees to promptly notify Deep Track in writing of such required disclosure so that Deep Track may seek a protective order or other appropriate remedy or, in Deep Track's sole discretion, waive compliance with the terms of this Section 17; provided, further, that in the event no such protective order or other appropriate remedy is obtained, or Deep Track waives compliance with the terms of this Section 17, Nominee further agrees to furnish only that portion of the confidential information which Nominee is reasonably advised by counsel in writing that it is legally required disclose and will cooperate with Deep Track's efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information. Nominee further agrees not to (i) make any public communication relating to the Solicitation or Deep Track without the prior written consent of Deep Track and (ii) stand for election to the Board of Directors through nomination by the Company or any other person (other than Deep Track) without the prior written consent of Deep Track. Nothing in this Section 17 shall constrain Nominee's communications with Nominee's counsel, or prevent Nominee from disclosing information to Nominee's counsel.

18.   Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

19.   Headings. The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

20.   Warranty of Authority. Each person executing this Agreement represents and warrants that he or she has full authority to sign this Agreement on behalf of the party for which he or she is acting and that the parties will thereby be fully bound by the terms of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

21.   Remedies. Nominee hereby acknowledges and agrees that money damages would be both difficult to calculate and speculative and an insufficient remedy for any

breach of Nominee's obligations under <u>Sections</u> <u>2</u>, <u>3</u>, <u>4</u>, <u>5</u> or <u>17</u> of this Agreement and that any such breach would cause Deep Track irreparable harm. Accordingly, Nominee also acknowledges and agrees that in the event of any breach or threatened breach of <u>Sections</u> <u>2</u>, <u>3</u>, <u>4</u>, <u>5</u> or <u>17</u> of this Agreement by Nominee or an affiliate thereof, then in addition to any other remedies at law or in equity that it may have, Deep Track shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security or proof of actual damages.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DEEP TRACK CAPITAL, LP

By: _____

Name: David Kroin, Managing Member of
the General Partner of
Deep Track Capital, LP

NOMINEE

Name: [●] _____